Exhibit 99.1

December 28, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that, on December 27, 2017, Grupo Financiero Galicia S.A. (the “Company”), as previously approved by the Board of Directors of the Company and the Extraordinary Shareholders’ Meeting of the Company held on December 14, 2017, has made a capital contribution in LEBAC (I17E8), in an amount equal to Ps. 10,000,000,000 (ten billions pesos) to its subsidiary, Banco de Galicia y Buenos Aires Sociedad Anónima.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com